                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                            SCHEDULE 14A INFORMATION
                Proxy Statement Pursuant to Section 14(a) of the
                Securities Exchange Act of 1934 (Amendment No.  )

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                           INTEGRATED CIRCUIT SYSTEMS
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                (Name of Registrant as Specified in Its Charter)

                              Stavro E. Prodromou
                                106 Quincy House
                                1801 Butler Pike
                             Conshohocken, PA 19428
-------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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                               Stavro E. Prodromou
                                106 Quincy House
                                1801 Butler Pike
                        Conshohocken, Pennsylvania 19428

                                                                January 11, 1999


To: The Shareholders of Integrated Circuit Systems, Inc.

Dear Shareholders,

I have some very good news.

Facing loss in Pennsylvania Courts, and vigorous shareholder opposition, Integrated Circuit Systems has withdrawn its opposition to providing us with shareholder lists and other items necessary for our proxy solicitation. Therefore, on December 29, 1998, we agreed to settle our lawsuit against the company. The lawsuit had requested three fundamental items, all of which we have now obtained.

1. ICST will postpone the Annual Meeting of Shareholders to January 25, 1999.
2. ICST will immediately provide me with a listing of shareholders that it has previously refused to deliver.
3. ICST has agreed that it will allow the shareholders to vote on both the Shareholders' Nominees and the Company's nominees for Directors' seats

The company has agreed to all demands that we sought in our lawsuit. This agreement is a victory for you, the shareholders of ICST, because it will allow you to decide directly whom you want to run the affairs of your company. By its consent, the company has removed any doubts about the validity of the Shareholders' Nominees. We now have the ability to directly solicit your proxies by mail, telephone, fax or other electronic means. We also have the time needed to make this solicitation.

                           THE ISSUES FOR SHAREHOLDERS
                           ---------------------------

When I first wrote to you to solicit your proxy, I recited the numerous ACTIONS taken by the current board that were not in the best interests of you, the owners of the company. I also enumerated the steps that my fellow Shareholders' Nominees and I would take to improve shareholder value. I invite you to re-read my revised solicitation dated January 11, 1999 a copy of which is attached. Now, the company has chosen to mimic some of the same proposals to you, claiming these to be part of their "new and improved corporate governance program." Shareholders should question the current board why they did not institute these proposed reforms in the past nine months. Whose corporate governance program are they trying to correct? Their own!

Let's review the facts:
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     o   The current board has recommended that you the shareholders should give them the absolute power to grant themselves any number of stock options they choose, at any time, with any vesting schedule, without any further shareholder approval. In direct conflict with their claims of improved corporate governance, this move clearly demonstrates the intent of the board to gain personal benefits vs. increasing your share value.

     o The company has specifically excluded shareholders from quarterly conference calls for the past three quarters. Other than mandatory releases of financial and other material disclosures, the company has not issued a single press release about its business and growth opportunities. Yet, the current board asks you to trust them that this will change in the future.

     o For months, the Board and management "negotiated" over a proposed management buyout of the company that an independent advisor termed "unfair to shareholders from a financial viewpoint". In the meantime, share value plummeted.

     o Despite numerous promises over the past nine months, the company has yet to announce the appointment of a new CEO. The board has failed to provide any explanation of their failure, except to promise you now that they really will do so in the future. Yet, the board has not set and announced a deadline for completing this fundamental responsibility.

     o There has not been a single new product announcement from the company's management since March 20, 1998, the date that I voluntarily resigned as President, CEO and Director of ICST.

     o The improved ability to develop new products through advanced CAD tools was initiated during my tenure as CEO after years of neglect. Other accomplishments now being claimed by the company in support of their solicitation resulted directly from actions that I had taken as CEO between April 1997 and March 1998. I refer you to the archives of twenty-five (25) press releases and other news items about new product introductions, customer agreements, organizational improvements, alliances and other developments over my tenure as CEO.

     o Now, the company promises to increase revenues by 30% per year. In fact over the past three quarters, the company has been producing revenues slightly below the previous year's quarterly results! No management or board member has spelled out any concrete plans to provide credibility to these claims.


Actions speak far louder than words. Your current board would like to run away from their record. Instead, they now promise you whatever it takes to get you to cast your vote in their favor. Don't be fooled by these promises that have been broken before.

In my appeal for your proxy, I have outlined a detailed plan to which my fellow Shareholders' Nominees and I are committed. I have put forth a clear strategy for improving shareholders' value. There is no guarantee, however, those even if the Shareholder Nominees are elected that our plan will prove effective and achieve the desired results. You can view this vision and my track record behind it by visiting our Shareholders' Nominees web site: http://web68323.ntx.net.
                                                    ------------------------

We have been gratified by the strong response that we have received from you, the shareholders to our proxy solicitations. Many of the largest shareholders have already voted in favor of our slate, including several current employees of the company.

HOW TO SUBMIT YOUR PROXY

If you hold shares through a bank or brokerage account: Please send your completed signed and dated BLUE proxy instruction form in the enclosed pre-addressed envelope. If you are unsure if your vote has been counted, you can put your mind at ease by sending the BLUE proxy card again at this time. Your vote will be counted only once.

If you have misplaced your envelope, or are unsure if it has been received, you may contact your broker, or our proxy solicitor, Sandy Cantor, Toll Free, at 1-888-385-2663.

If you hold shares in physical certificate form: Please send your completed ballot to our proxy solicitor in the enclosed self-addressed stamped envelope to:

Sandy Cantor
FCG, Inc. -46th Floor
30 Broad Street
New York, N.Y. 10004

If you have any questions please call Sandy, toll free, at 1-888-385-2663

If you previously voted for management with a WHITE proxy form: You have every right to change your mind and vote for the Shareholder's Nominees. Just send your completed, signed and dated BLUE proxy of a later date in the enclosed pre-addressed envelope. And, ALSO please contact your broker and advise him that you want to change your vote.

Why Am I Asking for Support?

The answer is simple. I own shares of the company's stock just like you. And, like all of you, I have seen the value of my shares slide. With your help, we can restore the company to again be a solid and successful place for us to invest and, for my friends at the Company, a fine place to work. As you know, I am not looking for a job, since I have a perfectly fine position as chairman of another hi-tec firm. Why am I going to such great lengths to do this? If you look at the attached charts you will see why. I do not like seeing a company into which I put so much and had taken to such heights suffer so much.

Success is insight!

                                                       Sincerely,

                                                       Stavro E. Prodromou
                                                       -------------------------
                                                       Stavro E. Prodromou

                           New Product Announcements

Q1-Q397             1
Q497-Q398           7
Q-498-Now           0

                                 Press Releases*


Q1-Q397             3
Q497-Q398          25
Q-498-Now           4

* Excludes financial and other mandatory announcements of material information
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                               Revenue & Earnings

           Q3'96 Q4'96 Q1'97 Q2'97 Q3'97 Q4'97 Q1'98 Q2'98 Q3'98 Q4'98 Q1'99

Rev($MM)     15    20    21    28    25    30    39    42    42    35    32
EPS($.00)   (15)    5     6    22    28    33    39    45    48    32    32
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                             ICST Share Price '94-'98

Jan-94         14
Mar-94         14
May-94         13
Jul-94         12
Sep-94         10
Nov-94         10
Jan-95          8
Mar-95         11
May-95         11
Jul-95         14
Sep-95         16
Nov-95         14
Jan-96          9
Mar-96         11
May-96         12
Jul-96         12
Sep-96         10
Nov-96         11
Jan-97         12
Mar-97         14
May-97         15
Jul-97         20
Sep-97         25
Nov-97         35
Jan-98         25
Mar-98         22
May-98         25
Jul-98         21
Sep-98         17
Nov-98         10